UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 18)

Under the Securities Exchange Act of 1934

Crown Crafts, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

228309100

(CUSIP Number)

Wynnefield Partners Small Cap Value, L.P.

450 Seventh Avenue, Suite 509

New York, New York 10123

Attention: Mr. Nelson Obus

Copy to:

Jeffrey S. Tullman, Esq.

Kane Kessler, P.C.

1350 Avenue of the Americas, 26th Floor

New York, New York 10019

(212) 541-6222

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 5, 2012

  (Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐ .

CUSIP No. 228309100	13D/A	Page 2 of 13 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Wynnefield Partners Small Cap Value, L.P. 13-3688497
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 528,579 (See Item 5)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 528,579 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 528,579 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 228309100	13D/A	Page 3 of 13 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Wynnefield Partners Small Cap Value, L.P. I 13-3953291
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 581,402 (See Item 5)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 581,402 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 581,402 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 228309100	13D/A	Page 4 of 13 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Wynnefield Small Cap Value Offshore Fund, Ltd. (No IRS Identification No.)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 316,292 (See Item 5)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 316,292 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 316,292 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 228309100	13D/A	Page 5 of 13 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Wynnefield Capital Management, LLC 13-4018186
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,109,981 (See Item 5)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,109,981 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,109,981 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.3%
14	TYPE OF REPORTING PERSON (See Instructions) OO (Limited Liability Company)

CUSIP No. 228309100	13D/A	Page 6 of 13 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Wynnefield Capital, Inc. 13-3688495
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 316,292 (See Item 5)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 316,292 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 316,292 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 228309100	13D/A	Page 7 of 13 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Wynnefield Capital, Inc. Profit Sharing & Money Purchase Plan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,000 (See Item 5)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,000 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,000 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.02%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 228309100	13D/A	Page 8 of 13 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Nelson Obus
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,000 (See Item 5)
	8	SHARED VOTING POWER 1,426,273
	9	SOLE DISPOSITIVE POWER 2,000 (See Item 5)
	10	SHARED DISPOSITIVE POWER 1,426,273
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,428,273 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.6%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 228309100	13D/A	Page 9 of 13 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Joshua Landes
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,426,273 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,426,273 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,426,273 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.6%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 228309100	13D/A	Page 10 of 13 Pages

This Amendment No. 18 (the “Amendment”) amends the Statement of Beneficial Ownership on Schedule 13D originally filed with the Securities and Exchange Commission on May 17, 2002, as further amended by Amendment No. 1 filed on January 28, 2003, as further amended by Amendment No. 2 filed on February 20, 2003, as further amended by Amendment No. 3 filed on May 12, 2003, as further amended by Amendment No. 4 filed on June 28, 2007, as further amended by Amendment No. 5 filed on July 31, 2007, as further amended by Amendment No. 6 filed on October 11, 2007, as further amended by Amendment No. 7 filed on December 4, 2007, as further amended by Amendment No. 8 filed on June 30, 2008, as further amended by Amendment No. 9 filed on July 7, 2008, as further amended by Amendment No. 10 filed on August 18, 2009, as further amended by Amendment No. 11 filed on May 3, 2010, as further amended by Amendment No. 12 filed on June 28, 2010, as further amended by Amendment No. 13 filed on January 10, 2011, as further amended by Amendment No. 14 filed on May 26, 2011, as further amended by Amendment No. 15 filed on June 1, 2011, as further amended by Amendment No. 16 filed on July 18, 2011, and as further amended by Amendment No. 17 filed on August 16, 2011 (collectively, the “Schedule 13D”) by the Wynnefield Reporting Persons (as defined in the Schedule 13D) with respect to shares of common stock, par value $0.01 (the “Common Stock”) of Crown Crafts, Inc. (the “Issuer”), whose principal executive offices are located at 916 South Burnside Avenue, Gonzales, Louisiana 70737. Unless specifically amended hereby, the disclosures set forth in the Schedule 13D shall remain unchanged. Capitalized terms used but not otherwise defined herein shall have the meanings set forth in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and restated as follows:

The securities reported in this Schedule 13D as directly beneficially owned by the Wynnefield Reporting Persons were acquired with funds of approximately $ 1,170,400 (including brokerage commissions). All such funds were provided from the working capital or personal funds of the Wynnefield Reporting Persons who directly beneficially own such securities.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a), (b) and (c) As of December 10, 2012, the Wynnefield Reporting Persons beneficially owned in the aggregate 1,428,273 Common Stock, constituting approximately 14.6% of the outstanding shares of Common Stock (the percentage of shares owned being based upon 9,804,248 shares of Common Stock outstanding as of October 31, 2012, as set forth in the Issuer’s most recent report on Form 10-Q for the quarter ended September 30, 2012, filed with the Securities and Exchange Commission on November 13, 2012).

Name	Number of Common Stock	Percentage of Outstanding Common Stock

Partners	528,579	5.4%

Partners I	581,402	5.9%

Offshore	316,292	3.2%

Plan	2,000.02%

WCM is the sole general partner of Partners and Partners I and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the Common Stock that Partners and Partners I beneficially own. WCM, as the sole general partner of Partners and Partners I, has the sole power to direct the voting and disposition of the Common Stock that Partners and Partners I beneficially own. Messrs. Obus and Landes are the co-managing members of WCM and, accordingly, each of Messrs. Obus and Landes may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the Common Stock that WCM may be deemed to beneficially own. Messrs. Obus and Landes, as co-managing members of WCM, share the power to direct the voting and disposition of the shares of Common Stock that WCM may be deemed to beneficially own.

WCI is the sole investment manager of Offshore and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the Common Stock that Offshore beneficially owns. WCI, as the sole investment manager of Offshore, has the sole power to direct the voting and disposition of the Common Stock that Offshore beneficially owns. Messrs. Obus and Landes are the executive officers of WCI and, accordingly, each may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the Common Stock that WCI may be deemed to beneficially own. Messrs. Obus and Landes, as executive officers of WCI, share the power to direct the voting and disposition of the shares of Common Stock that WCI may be deemed to beneficially own.

CUSIP No. 228309100	13D/A	Page 11 of 13 Pages

The Plan is an employee profit sharing plan. Mr. Obus is the portfolio manager of the Plan and has the sole authority to direct the voting and the disposition of the shares of Common Stock that the Plan beneficially owns. Accordingly, Mr. Obus may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the shares of Common Stock that the Plan may be deemed to beneficially own.

Beneficial ownership of the Common Stock shown on the cover pages of and set forth elsewhere in this Schedule 13D for each member of the Wynnefield Reporting Persons assumes that they have not formed a group for purposes of Section 13(d)(3) under the Exchange Act, and Rule 13d-5(b)(1) promulgated thereunder. If the members of the Wynnefield Reporting Persons were deemed to have formed a group for purposes of Section 13(d)(3) and Rule 13d-5(b)(1), the group would be deemed to own beneficially (and may be deemed to have shared voting and dispositive power over) 1,428,273 Common Stock, constituting approximately 14.6% of the outstanding shares of Common Stock (the percentage of shares owned being based upon 9,804,248 shares of Common Stock outstanding as of October 31, 2012, as set forth in the Issuer’s most recent report on Form 10-Q for the quarter ended September 30, 2012, filed with the Securities and Exchange Commission on November 13, 2012).

The filing of this Schedule 13D and any future amendment by the Wynnefield Reporting Persons, and the inclusion of information herein and therein with respect to WCM, WCI and Messrs. Obus and Landes, shall not be considered an admission that any of such persons, for the purpose of Section 16(b) of the Exchange Act, are the beneficial owners of any shares in which such persons do not have a pecuniary interest. Each of WCM, WCI and Messrs. Obus and Landes disclaims any beneficial ownership of the shares covered by this Schedule 13D.

The Wynnefield Reporting Persons have sold shares of Common Stock in open market transactions with brokers during the last 60 days, as follows:

Name	Date	Number of Shares	Price Per Share

Partners	November 16, 2012	11,234	$5.96
Partners I	November 16, 2012	16,554	$5.96
Fund	November 16, 2012	9,412	$5.96
Partners	November 19, 2012	604	$5.91
Partners I	November 19, 2012	892	$5.91
Fund	November 19, 2012	504	$5.91
Partners	November 27, 2012	4,530	$5.90
Partners I	November 27, 2012	6,690	$5.90
Fund	November 27, 2012	3,780	$5.90
Partners	November 28, 2012	6,674	$5.89
Partners I	November 28, 2012	9,879	$5.89
Fund	November 28, 2012	5,547	$5.89
Partners	November 29, 2012	120	$5.90
Partners I	November 29, 2012	179	$5.90
Fund	November 29, 2012	101	$5.90
Partners	December 3, 2012	3,926	$5.90
Partners I	December 3, 2012	5,798	$5.90
Fund	December 3, 2012	3,276	$5.90
Partners	December 4, 2012	4,711	$5.90
Partners I	December 4, 2012	6,958	$5.90
Fund	December 4, 2012	3,931	$5.90
Partners	December 5, 2012	4,228	$5.90
Partners I	December 5, 2012	6,244	$5.90
Fund	December 5, 2012	3,528	$5.90
Partners	December 6, 2012	3,020	$5.91
Partners I	December 6, 2012	4,460	$5.91
Fund	December 6, 2012	2,520	$5.91
Partners	December 7, 2012	4,832	$5.90
Partners I	December 7, 2012	7,136	$5.90
Fund	December 7, 2012	4,032	$5.90

(d) and (e). Not Applicable

CUSIP No. 228309100	13D/A	Page 12 of 13 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Date: December 10, 2012

WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P.

By:	Wynnefield Capital Management, LLC, General Partner

By:	/s/ Nelson Obus
Nelson Obus, Co-Managing Member

WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P. I

By:	Wynnefield Capital Management, LLC, General Partner

By:	/s/ Nelson Obus
Nelson Obus, Co-Managing Member

WYNNEFIELD SMALL CAP VALUE OFFSHORE FUND, LTD.

By:	Wynnefield Capital, Inc.

By:	/s/ Nelson Obus
Nelson Obus, President

WYNNEFIELD CAPITAL MANAGEMENT, LLC

By:	/s/ Nelson Obus
Nelson Obus, Co-Managing Member

CUSIP No. 228309100	13D/A	Page 13 of 13 Pages

WYNNEFIELD CAPITAL, INC.

By:	/s/ Nelson Obus
Nelson Obus, President

WYNNEFIELD CAPITAL, INC. PROFIT SHARING & MONEY PURCHASE PLAN

By:	/s/ Nelson Obus
Nelson Obus, Portfolio Manager

/s/ Nelson Obus
Nelson Obus, Individually

/s/ Joshua H. Landes
Joshua H. Landes, Individually